Exhibit 99.1

AMTD International Acquires Global Fashion Media Group L’Officiel Inc SAS

•	Dr. Calvin Choi, Founder of AMTD International, Chairman of AMTD Group, Appointed Lead Chairman of Board of Directors of L’Officiel Inc.

•	Benjamin Eymère, CEO of L’Officiel, Appointed Chief Metaverse Officer of AMTD International

NEW YORK, HONG KONG, SINGAPORE Jan. 20, 2022 — AMTD International Inc. (“AMTD International”, NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group, is a leading Hong Kong headquartered Asian financial services focused conglomerate. Today, it announced the signing of a definitive agreement to acquire 100 percent of the equity interest in L’Officiel Inc., (“L’Officiel”), a global fashion media holding group.

L’Officiel serves as the operational holding company for the iconic French magazine L’Officiel, which recently celebrated its 100th anniversary, and the global L’Officiel network of fashion and luxury media brands. It reaches 80 countries and nearly 100 million people around the world. Recently, L’Officiel launched a pioneering metaverse-based initiative—to mark its centennial year.

“By integrating L’Officiel into AMTD’s SpiderNet, L’Officiel demonstrates AMTD’s ability to enable connectivity and positions us as a core player in the global fashion and luxury media sector.” said Dr. Calvin Choi, Chairman of AMTD Group and Founder of AMTD International. “AMTD Group is committed to investing into and cementing points of connectivity between peoples’ interests, lifestyle, and ESG initiatives, acting as a super-connector. The acquisition is the ideal springboard for L’Officiel to spearhead the adoption of new Web 3.0 practices and technologies coupled with the comprehensive financial services tools and infrastructure set up by AMTD across Asia.”

Dr. Feridun Hamdullahpur, Chairman of the board of directors of AMTD International stated, “I am delighted with this exciting new acquisition of L’Officiel joining the AMTD family. In our increasingly complex and interconnected world, many strategic synergies are forming enabling much bigger impact and value proposition. Today’s announcement clearly exemplifies and amplifies AMTD’s overall vison bridging its strong investment footprint and the fashion world together with digital connectivity. Today marks a very important day for the AMTD family as we can look into the future with greater confidence and business resolve.”

William Fung, CEO of AMTD International added, “AMTD International pride ourselves on innovation and offering leading edge products and services to our clients. The successful acquisition of L’Officiel shows our ambition and commitment to continue diversifying our businesses and capabilities, and to be perfectly aligned with the overall AMTD Group’s IDEA strategy and expansion roadmap. I would like to extend the warmest welcome to Benjamin Eymère and the L’Officiel team to the AMTD family. I am extremely excited to embark on our journey into the Metaverse with the support and expertise from Benjamin. Opportunities and imagination are unlimited and without boundaries.”

Under the new management structure, Benjamin Eymère will continue to serve as CEO of L’Officiel. In addition, he has been appointed as Chief Metaverse Officer of AMTD International. In this newly created role, Eymère is responsible for driving AMTD’s innovation in the Metaverse space. “Our goal is to showcase AMTD International’s leadership in metaversal entertainment and cultural areas, and metaversal investment banking,” Eymère said. “I am very pleased about our admission into the AMTD family, and the extended AMTD International’s plan is to roll out a new world of decentralized services and entertainment contents, leveraging AMTD’s sophisticated of digital transformation capability.”

As part of this strategic vision, AMTD is delighted to announce the opening of the AMTD x L’Officiel land in The Sandbox, a leading decentralized gaming virtual world and subsidiary of Animoca Brands. The virtual space will feature a project that draws upon L’Officiel’s database of more than 100,000 exclusive images from its 100-year history of fashion and culture. Titled “Fashion Skin,” the project will include a collection of metaverse-ready virtual clothing. The pieces will be developed by applying artificial intelligence to L’Officiel’s database of fashion imagery.

The acquisition of L’Officiel and the launch of a first-of-its-kind initiative in The Sandbox signify AMTD Group’s IDEA strategy which embraces a variety of creative and innovative projects around the world in media and entertainment, knowledge and education, and crypto investment banking. In addition, the enlarged AMTD International Group plans to establish/develop L’Officiel’s presence in Hong Kong, Macau, the Czech Republic, Hungary, Switzerland, and the Netherlands in the coming months.

Global Emerging Markets North America Inc. (“GEM”) and Financière Jalou are pleased to celebrate L’Officiel’s 100th anniversary and both parties are committed to ensuring the global media network’s continued success benefiting from comprehensive collaboration with AMTD International. Christopher Brown, founder of GEM, and Marie-José Jalou, president of Financière Jalou, will continue to serve as Co-Chairs on the board of L’Officiel Inc., together with Dr. Calvin Choi as the newly appointed Lead Chairman of the board.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

About L’Officiel Inc.

L’Officiel (www.lofficiel.com) is a global fashion media company born in Paris in 1921. As a leading authority in fashion, beauty, and luxury, the company publishes 33 editions with distribution in 80 countries. Across platforms, its network engages nearly 100 million fashion enthusiasts worldwide.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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